Exhibit 12

QWEST CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Successor						Predecessor
	Six Months Ended June 30,	Years Ended December 31,				Nine Months Ended December 31,	Three Months Ended March 31,
	2016	2015	2014	2013	2012	2011	2011
	(Dollars in millions)
Income before income tax expense	$959	1,733	1,609	1,566	1,391	892	490
Add: estimated fixed charges	290	568	546	557	513	342	171
Add: estimated amortization of capitalized interest	4	8	8	8	9	7	2
Less: interest capitalized	(8)	(18)	(17)	(17)	(18)	(5)	(3)
Total earnings available for fixed charges	$1,245	2,291	2,146	2,114	1,896	1,236	660
Estimate of interest factor on rentals	$12	24	25	26	28	38	18
Interest expense, including amortization of premiums, discounts and debt issuance costs	270	526	504	514	467	299	150
Interest capitalized	8	18	17	17	18	5	3
Total fixed charges	$290	568	546	557	513	342	171
Ratio of earnings to fixed charges	4.3	4.0	3.9	3.8	3.7	3.6	3.9